March 18, 2020

F. Scott Thomas, Esquire
Associate General Counsel
TIAA Real Estate Account
8500 Andrew Carnegie Blvd.
Charlotte, North Carolina 28262

       Re: TIAA Real Estate Account
           Registration Statement on Form S-1
           Filed March 12, 2020
           File No. 333-237134

Dear Mr. Thomas:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Stephen Leitzell